VANGUARD NATURAL RESOURCES, LLC
5847 San Felipe, Suite 3000
Houston, Texas 77057

September 19, 2016

VIA EDGAR

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:                          Vanguard Natural Resources, LLC
Registration Statement on Form S-3
Filed April 14, 2016
File No. 333-210329

Dear Mr. Schwall:

On behalf of Vanguard Natural Resources, LLC (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3, as amended, be accelerated to 2:00 p.m., Washington, D.C. time, on September 21, 2016, or as soon thereafter as practicable.  As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact Douglas V. Getten of Paul Hastings LLP at (713) 860-7340.

Very truly yours,

VANGUARD NATURAL RESOURCES, LLC

By:	/s/ Scott W. Smith
Name:	Scott W. Smith
Title:	President and Chief Executive Officer